

07000786

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response.......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22142



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12-01-05 (MM/DD/YY) AND ENDING 11-30-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION



RECD S.E.C.
JAN 29 2007

NAME OF BROKER DEALER:

W.H. REAVES & Co., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Pass — 201-793-2364
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	**New York**	**New York**	**10017-5001**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 13 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, DAVID M. PASS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.H. REAVES & CO., INC., as of NOVEMBER 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF FINANCIAL OFFICER

Title



Notary Public

JOHN S. MARAVIGLIA
ID # 2345634
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 6/8/2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (p) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.H. Reaves & Co., Inc.

Statement of Financial Condition

November 30, 2006

W. H. Reaves & Co., Inc.

Contents



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Board of Directors and Stockholders
W.H. Reaves & Co., Inc.
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of W.H. Reaves & Co., Inc. as of November 30, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of W.H. Reaves & Co., Inc. as of November 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

January 3, 2007

W.H. Reaves & Co., Inc.

Statement of Financial Condition

November 30, 2006

Assets	
Cash and cash equivalents (Note 2)	**$ 6,754,558**
Cash segregated under Federal regulation (Note 2)	**175,000**
Deposits with clearing organizations and depository	**654,062**
Receivable from officers and directors	**121,117**
Advisory fees receivable (Note 5)	**1,404,588**
Exchange memberships, at cost (last reported sales price $34,000)	**2,200**
Furniture, fixtures and leasehold improvements, net of accumulated depreciation and amortization of $113,061	**109,346**
Other assets, primarily cash surrender value of life insurance	**836,201**
	$10,057,072
Liabilities and Stockholders' Equity	
Liabilities:	
Payable to customers	**$ 415**
Deferred advisory fees	**30,909**
Deferred rent	**57,714**
Accounts payable and accrued expenses, primarily compensation	**5,667,578**
Payable to clearing organizations	**97,684**
Total liabilities	**5,854,300**
Commitments and contingencies (Notes 2 and 4)	
Stockholders' equity (Note 2)	**4,202,772**
	$10,057,072

See accompanying notes to statement of financial condition.

1. Business and Summary of Significant Accounting Policies

(a) W.H. Reaves & Co., Inc. ("Company") is registered as a broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("Exchange"). The Company acts as an investment advisor primarily on a discretionary basis and trades mostly in equity securities for its officers and directors and customer accounts.

(b) Securities transactions and related commission revenues and expenses are recorded on a settlement date basis, which does not vary significantly from trade date accounting.

(c) Receivable from and payable to officers, directors and customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

(d) The Company accounts for income taxes using the liability method. Deferred income taxes, if any, are provided on the differences between the financial reporting and income tax bases of assets and liabilities based upon statutory tax rates. There were no deferred income taxes as of November 30, 2006.

(e) Furniture and fixtures are depreciated over the estimated useful lives of the assets (five to seven years) using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the respective lease, using the straight-line method.

(f) For financial statement purposes, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents. The Company has cash and cash equivalents held at certain financial institutions that exceed the amount of $100,000 insured by the FDIC.

(g) The Company has a long-term operating lease under which rent expense is recognized on a straight-line basis over the lease term. Deferred rent represents the difference between rent on a straight-line basis compared to annual rent paid.

(h) The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. Minimum Regulatory Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

The Exchange may require a member firm to reduce its business if its "regulatory net capital" is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business if its "net capital" is less than 5% of aggregate debit balances.

At November 30, 2006, the Company had regulatory net capital of $2,284,082 and a required minimum regulatory net capital of $250,000.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit cash or acceptable cash equivalents in a Special Reserve Account maintained at a bank for the exclusive benefit of customers. At November 30, 2006, deposits amounting to $175,000 are included in cash segregated under Federal regulations.

3. Profit Sharing Plan

The Company has a Profit Sharing Plan ("Plan") covering substantially all of its employees. Only full-time employees are eligible to participate in the Plan. Contributions to the Plan are at the discretion of the Board of Directors.

4. Commitments and Contingencies

Leases

The Company amended its office lease to include additional space effective 2007.

The Company leases its premises under a noncancellable operating lease entered into during 2005 and expiring during the fiscal year ending 2015.

The Company also leases the rights of a membership on the New York Stock Exchange ("NYSE"). This membership is for a one-year period expiring November 2007.

Net approximate minimum rental payments attributable to the leases are as follows:

Fiscal year ending November 30,	
2007	$ 295,000
2008	279,000
2009	266,000
2010	273,000
2011	284,000
Thereafter	1,087,000
	$2,484,000

Litigation

In the normal course of business, the Company could be subject to certain claims and litigation, including unasserted claims. Management is of the opinion that, based upon information presently available, there are no legal matters that will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

5. Major Customer

Approximately 28% of the Company's advisory fee receivable at November 30, 2006 was from one customer.

6. New Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements". This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. As of November 30, 2006, the Company does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements. However, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statement of income for a fiscal period.

On July 13, 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact on the financial statements has not yet been determined.



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors and Stockholders
W.H. Reaves & Co., Inc.
Jersey City, New Jersey

In planning and performing our audit of the financial statements of W.H. Reaves & Co., Inc. ("Company"), for the year ended November 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally



BDO Seidman, LLP
Accountants and Consultants

accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

January 3, 2007

END